UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-845, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Notice regarding the Convocation of Extraordinary General Meeting of Shareholders of KB Financial Group Inc.

On November 6, 2014, KB Financial Group Inc. (“KB Financial Group”) furnished a notice regarding the convocation of its extraordinary general meeting of shareholders as follows:

•	Date and Time: November 21, 2014 (Friday), 10:00 a.m. (local time)

•	Venue: 4th Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda: Appointment of executive director

Nominee for Executive Director

Name (Date of Birth)	Current Position	Career		Term of Office	Transactions with KB Financial Group (past 3 years)
Jong Kyoo Yoon (New appointment) (10/13/1955)	Senior Advisor, Kim & Chang	•	Deputy President, Chief Financial Officer and Chief Risk Officer, KB Financial Group	3 years (11/21/2014 – 11/20/2017)
• Personally: None
• Kim & Chang:
		•	Senior Advisor, Kim & Chang		Legal advisory services
		•	Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank		–	Contract amount: Up to Won 880 million
		•	Senior Executive Vice President, Chief Financial Officer and Chief Strategic Officer, Kookmin Bank		–	Payment amount: Won 140 million
		•	Senior Partner, Samil Accounting Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 6, 2014	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO